

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Jeffrey Harris
Chief Executive Officer
SpringBig Holdings, Inc.
621 NW 53rd Street, Suite 260
Boca Raton, Florida 33487

> **Re: SpringBig Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 20, 2023**
> **File No. 333-271353**

Dear Jeffrey Harris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Aslam Rawoof